

July 22, 2011

<u>Via Email</u>
Mr. Don Dongjie Yang and D.Y. Capital, Inc.
18th Floor, 20th Building
487 Tianlin Road
Shanghai, 200233
People's Republic of China

> **Re: Acorn International, Inc.**
> **Schedule 13D filed by Don Dongjie Yang and D.Y. Capital, Inc.**
> **Filed June 3, 2011**
> **File No. 05-83555**

Dear Mr. Yang:

We refer to your response to prior comment six of our letter dated June 23, 2011. As noted in our prior comment, there was a specific reference to the intended use of contributed funds in the May 24, 2011 agreement. The agreement appears to have been executed in anticipation of a planned tender offer for shares of Acorn International. We also do not agree with your analysis explaining the timing of the filing of the Schedule 13D on June 3, 2011. Please refer to Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a), which require an amendment to prior beneficial ownership reports upon the occurrence of a material change in the facts set forth in the disclosure. Refer generally to the Division of Corporation Finance's Compliance & Disclosure Interpretations on Exchange Act Sections 13(d) and 13(g), Question and Answer 110.06 available at http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Robert Masella, Esq.
                      Clifford Chance LLP